Exhibit 99.1

Mercurity Fintech Holding Inc. Announces Changes of Company Directors

BEIJING, August 25, 2021 /PRNewswire/ -- Mercurity Fintech Holding Inc. (the "Company" or "MFH") (Nasdaq: MFH) today announced that Mr. Liu Hao has resigned from his positions as the Company’s director, CO-CEO and Acting CFO due to personal reasons, effective on August 24, 2021. MFH also announced that Mr. Zhu Wei has been appointed as the Company’s Co-CEO, Acting CFO, director and Co-Chairperson of the Board. Mr. Deng Huahui, Mr. Li Minghao and Mr. Ding Laibin have been appointed as directors of the Board.

Mr. Zhu Wei is a well-known IT and blockchain expert and a fintech business investor. From 2012 to 2015, he worked as a marketing general manager of a training company. From 2016 to 2018, Mr. Zhu served as vice president of Hong Kong Yuanrui Investment Group, responsible for big data research on high-frequency trading, match-making engine, computer software development and quantitative transactions. From 2019 to 2021, Mr. Zhu served as the CEO of Wan Xiang International Exchange Pte (Singapore), a group company engaged in providing Fintech solution for small and middle-sized enterprises. Mr. Zhu graduated from Yangling Vocational & Technical College with a background in computer technology.

Mr. Li Minghao is a blockchain technology expert with years of experience in research and development, and product design. In 2016, Mr. Li served as product director of Shenzhen Puyin Blockchain Group, responsible for the research and development of ACChain asset digitalization platform. In 2017, as co-founder, Mr. Li founded Shenzhen Maker Blockchain Technology Co., Ltd., engaged in providing blockchain technology solutions for enterprises. Since 2018, Mr. Li has been focusing on blockchain finance products, designing and implementing blockchain solutions for different business scenarios. Mr. Li obtained his bachelor’s degree in Electrical Engineering & Automation from Harbin University of technology in 2015.

Mr. Ding Laibin is an expert in marketing and development of emerging internet industry. In 2007, Mr. Ding joined Yili Group (600887.SH), where he served as the group's global head of media. In 2017, Mr. Ding was invited to join INKE (03700.HKEx) as a senior vice president and head of marketing. In 2018, Mr. Ding established the Blockchain International Media Group (BIMG) and served as chairman of BIMG. Mr. Ding graduated from Chengdu University of Technology in 2007 with an undergraduate degree in business administration.

Mr. Deng Huahui has more than eight years of experience in corporate governance and team management. Mr. Deng was appointed as a technical & sales manager of Fujian Tianma Science and Technology Group Co, Ltd from 2009 to 2017. As an early investor in cryptocurrencies, he has developed a strong interest in smart contract architecture that deals with enterprise level blockchain-as-a-service with a focus on the adoption of advanced IOT integration with real-world applications. Mr. Deng holds a bachelor’s degree from Tianjin University in China.

Miss. Alva Zhou, the Chairperson and Co-Chief Executive Officer, commented: "On behalf of the board of directors of MFH and our management team, I would like to express our warm welcome to the four new directors and also give thanks to Mr. Liu for his contributions to the Company and wish him every success in the future."

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend, " "ought to, " "plan, " "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Xingyan Gao

Mercurity Fintech Holding Inc.

ir@mercurity.com

Tel: +86 (10) 5360 6428